Exhibit 23.2

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Registration Statement on Form S-8 of our report dated July 16, 2018, relating to the 2017 financial statements (before retrospective adjustments to the financial statements to reflect the impact of adoption of Accounting Standards Update 2014-09, Revenue from Contracts with Customers (Topic 606), as disclosed in Note 1 under captions Reclassifications and Adjustments to Prior Period Financial Statements and Recently Issued Accounting Standard Updates - Adopted in the Current Period to the financial statements) of StoneMor Partners L.P. and subsidiaries (not presented), appearing in the Annual Report on Form 10-K/A for the year ended December 31, 2018.

/s/ Deloitte & Touche LLP
Philadelphia, Pennsylvania
December 19, 2019